Maydao Corporation	October 27, 2010
4804 Skycrest Park Cove
Salt Lake City, Utah 84108

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Att:  Kathleen Collins
Re:	Maydao Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 15, 2010
File No. 000-30550

The following are responses to comments received from the SEC in a letter dated October 21, 2010:

Management Report on Internal Control over Financing Reporting, Page 17

1.
Management did in fact perform its internal control over financial reporting as of December 31, 2009 as required by Item 308T(a) and (b) of Regulation S-K.  However, the Management Report on Internal Control over Financing Reporting was inadvertently not included in the Form 10-K filed by the Company for the Year Ended December 31, 2009, filed March 15, 2010.  The following is the amendment that the Company is proposing to the 10-K of December 31, 2009 to correct this missed statement:

Management's Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.

At December 31, 2009, management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on the assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

This annual report on internal control over financial reporting (“Annual Report”) does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

2.
Management did in fact perform and complete its report on internal control over financial reporting but as noted in Item 1, Management failed to report its assessment in the Company’s Form 10-K for the year ended December 31, 2009, and as a result, making the Company’s disclosure controls and procedures ineffective.  As such, management has amended it conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year end of December 31, 2009.  The following is the amendment that the Company is proposing to the 10-K of December 31, 2009 to amend its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures:

Evaluation of Disclosure Controls and Procedures

The Company has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) to ensure that material information relating to the Company is made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors. These disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (“SEC”) rules and forms. Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 was completed.  Based on this evaluation, the principal executive officer and principal financial officer concluded, at that time, that the Company’s disclosure controls and procedures were functioning effectively.

However, on October 21, 2010, it was brought to the Company's attention that "Management’s Report on Internal Control over Financial Reporting" was not included in the Form 10-K for the year ended December 31, 2009.  Failure to include this report in the proper timely period, as specified by the Securities and Exchange Commission (SEC) rules and forms, the principal executive officer and the principal financial officer determined that the Company's disclosure controls and procedures were ineffective as of December 31, 2009.  To correct this omission, the Form 10-K for the year ended December 31, 2009 has been amended to include The Management Report on Internal Control over Financial Reporting.

We believe that we have, since the date that the error leading to the amendment was discovered, improved the effectiveness of our disclosure controls and procedures by taking certain corrective steps that we believe considerably minimize the likelihood of a recurrence of such an error.

3.
The “Changes in Internal Control over Financial Reporting” section will be amended as follows to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting as per Item 308T (c) of Regulation S-K:

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibits 31.1 and 31.2

4.
The Principal Executive Officer and Principal Financial Officer certifications for the fiscal 2009 Form 10-K and the 2010 Forms 10-Q will be revised to include the introductory language of Paragraph 4 and the language of Paragraph 4(b) of Item 601(b)(31) of Regulation S-K and then re-filed.

In connection with responding to the comments received on October 21, 2010 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Sincerely,

__/s/___________________________
Paul Roszel, President and CEO
October 27, 2010